Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel. +1.202.739.3000

Fax: +1.202.739.3001

www.morganlewis.com

David A. Sirignano

Partner

+1.202.739.5420

david.sirignano@morganlewis.com

September 21, 2022

VIA EDGAR AS CORRESPONDENCE

David Lin, Esq.

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Osprey Bitcoin Trust
       Amendment No. 4 to Registration Statement on Form 10-12G
       Filed August 18, 2022
       File No. 000-56307

Dear Mr. Lin:

On behalf of Osprey Bitcoin Trust, a Delaware statutory trust (the “Trust”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated September 7, 2022 (the “Comment Letter”), relating to the above-referenced filing of the Trust’s Registration Statement on Form 10-12G (the “Form 10-12G”). The Trust is also filing concurrently herewith Amendment No. 5 to the Form 10-12G (“Amendment No. 5”) with this response letter.

Set forth below are the Trust’s responses to the Staff’s comments. The responses set forth below are based upon information provided by the Trust. For the convenience of the Staff, the responses contained herein utilize the numbering of the comments and the headings used in the Comment Letter. References to page numbers in the responses below are to the applicable pages of Exhibit 99.1 to Amendment No. 5 (the “Information Statement”). Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 5 and the Information Statement.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel. +1.202.739.3000

Fax: +1.202.739.3001

www.morganlewis.com

David A. Sirignano

Partner

+1.202.739.5420

david.sirignano@morganlewis.com

Amendment No. 4 to Registration Statement on Form 10-12G

Risk Factors, page 6

1.	Please include a separately captioned risk factor addressing the risk that substantial sales or dispositions by a large Unitholder could negatively impact the price of your Units in the secondary market. Include a discussion of whether Celsius Network Ltd. sold or disposed of a substantial number of your Units this year and any negative impact on the price of your Units in the secondary market. We note that in your amended Form 10 filed June 10, 2022 you listed Celsius Network Ltd. as beneficially owning 35.16% of your Units, but you do not list Celsius Network Ltd. as a principal Unitholder in the most recent amendment. If you believe that Unitholders will not be subject to such risk or that sales or dispositions by Celsius Network Ltd. did not have a negative impact on the price of your Units, please explain in your response letter.

Response: We have added a new risk factor as requested. Please see the revision on page 19 of the Information Statement. Additionally, the Units held by Celsius Network Ltd. (“Celsius”) have been removed from the transfer agent’s books to a nominee account and we no longer have visibility on its current ownership. We have reached out to Celsius on the current ownership, but have not received the requested information.

Because the holding period under Rule 144 and the lack of an ongoing redemption program for Unitholders..., page 19

2.	We note your revised disclosure on pages 19 and 66 in response to comment 4. Please expand your added risk factor on page 19 to describe the effect on investors who purchase Units in the secondary market that are trading at a substantial premium over or a substantial discount to the NAV per Unit, discussing, for example, the impact on investors if, after they purchase Units, the premium decreases or discount increases. Also state, if true, that at times when the Units trade at a substantial premium to the NAV per Unit, investors who purchase Units on OTCQX may pay substantially more for their Units than investors who purchase Units in the private placements.

Response: We have revised the risk factor disclosure as requested. Please see the revision on pages 18-19 of the Information Statement.

David Lin, Esq.

September 21, 2022

The lack of full insurance and Unitholders’ limited rights of legal recourse…, page 23

3.	We note your revised disclosure in response to comment 6 and partially reissue the comment. As previously requested, please further revise this risk factor to discuss the fact that, as indicated on page 80, the Custodian's insurance is solely for the benefit of the Custodian and does not guarantee or insure the Trust in any way.

Response: We have revised the risk factor disclosure as requested. Please see the revision on page 22 of the Information Statement.

Unitholders are bound by the fee-shifting provision contained in the subscription agreement, which may discourage actions against us, page 25

4.	We note your response to comment 7. Please revise your disclosure to clarify whether the Trust itself would be able to recover pursuant to the fee-shifting provision. You refer in your response letter to “claims involving the Trust, its Sponsor and officers....” While the risk factor refers to you "including [y]our Sponsor and its officers" seeking to enforce the provision, it does not specifically refer to the Trust seeking to enforce the provision.

Response: We have revised the risk factor disclosure as requested. Please see the revision on page 24 of the Information Statement.

The Custodian, page 61

5.	We note your revised disclosure in response to comment 10. While your revised disclosure states that Coinbase Custody was chartered in October of 2018, it remains unclear what specific experience it has with respect to acting as a Bitcoin custodian. Please specifically discuss the experience of Coinbase Custody with respect to acting as a Bitcoin custodian.

Response: We have revised the Information Statement as requested. Please see the revision on page 59 of the Information Statement.

Description of Issuance of Units, page 70

6.	We note your revised disclosure in response to comment 13 including your disclosure on page 70 that “[i]f and when the Trust has an active offering of Units and the Trust determines an announcement of a halting of subscription agreement offerings is necessary, it will post such information on its website ...” Please revise to disclose the reasons why the Trust may determine that an announcement of a halting of subscription agreement offerings would be necessary.

David Lin, Esq.

September 21, 2022

Response: We have revised the Information Statement as requested. Please see the revision on page 68 of the Information Statement.

Standard of Care; Limitations of Liability, page 80

7.	We note that in response to comment 15, your revised disclosure states, among others, that “[t]he Custodial Services Agreement states that the Custodian’s maximum liability for each cold storage wallet shall be limited to $100,000,000. Our internal practice is to maintain a value limit of $75,000,000 within each cold storage wallet. We will engage the Custodian for the creation of an additional cold storage wallet once the value exceeds the Custodian recommended limit of deposited Bitcoin in each cold storage wallet of $80,000,000.” Please further revise to explain how you monitor the value of Bitcoin deposited in cold storage wallets for whether such value limits have been met. In addition, provide explanatory disclosure reconciling the fact that although you have an "internal practice" of maintaining a value limit of $75,000,000 within each cold storage wallet, you will not engage the Custodian for the creation of an additional cold storage wallet until the value in each cold storage wallet exceeds $80,000,000.

Response: We have revised the Information Statement as requested. Please see the revision on page 78 of the Information Statement.

* * * * * *

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact Erin E. Martin at (202) 739-5729 or erin.martin@morganlewis.com, or the undersigned by telephone at (202) 739-5420 or via email at david.sirignano@morganlewis.com.

Sincerely,

David A. Sirignano

cc:      Erin E. Martin, Esq.
          Laura E. Flores, Esq.